October 31, 2008

Mail Stop 3561

Pantelis Zachos, President
Fluid Solutions, Inc.
Ampelon 3
Kilkis, Greece 61100

Re: Fluid Solutions, Inc.
Form 10
Amended October 27, 2008
File No. 0-53434

Dear Mr. Zachos:

We have limited our review of your filing to the issues we have addressed in our letters of September 25, 2008 and October 14, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide, in writing, a statement *from the company* acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Fluid Solutions, Inc.
October 31, 2008
Page 2

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3790 with questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Kenneth G. Eade
        fax: (310) 861-0620